UNITED STATES OF AMERICA
                                   before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

HEC Inc.						              	Report for Period
24 Prime Parkway					        January 1, 1999 to
Natick, MA  01760					       March 31, 1999
								                     Pursuant to Rule 24

File No.  70-8076 and 70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by HEC Inc.(HEC), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR No. 35-26108 and 35-26335 and 35-26564(the "Orders"), HEC is authorized to provide energy management services, demand side management services and consulting services. HEC is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1.	A summary balance sheet and an income statement (unaudited) for the three-month period ended March 31, 1999.  See Exhibit A.

2.	A narrative description of HEC's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, HEC has duly caused this report to be signed on the twenty seventh day of April 1999.

							HEC Inc.
							By:/S/ Linda A. Jensen
							Vice President - Finance










                                    EXHIBIT A

                                     HEC INC.

                         BALANCE SHEET - March 31, 1999


                                      ASSETS


CURRENT ASSETS:	                                         1999
                                             	         -----------
    Cash and cash equivalents	                          $   50,690
    Contract receivables, current,
    less allowance for uncollectibles of $301,230	       6,884,588
    Other current assets	                                  150,470
                                            	           ----------
                  Total current assets	                  7,085,748
                                                  	     -----------
PROPERTY AND EQUIPMENT	                                  4,326,885
    Less accumulated depreciation and amortization	      3,113,911
                                                   	    -----------
                  Net property and equipment	            1,212,974
                                                   	     -----------
OTHER ASSETS	                                              119,063

TOTAL ASSETS	                                          $ 8,417,785
	===========


                    LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
    Accounts Payable	                                  $1,710,932
    Accrued Expenses	                                     373,215
    Accrued Income Taxes	                                 223,048
    Short-Term Borrowing NU Moneypool	                  1,750,000
                                                   	   -----------
                  Total current liabilities	            4,057,195
                                                   	   -----------

OTHER LIABILITIES:
    Deferred income tax liability	                        168,929
    Other	                                              1,103,833
                                                        -----------
                  Total other liabilities	              1,272,762
	-----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares	                     100
    Additional paid-in-capital	                      4,000,000
    Foreign Currency Exchange
    Accumulated Deficit 	                            (912,272)
	                                                   -----------
                  Total stockholder's equity	        3,087,828

        TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,417,785
	                                                   ============



                                   HEC INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED MARCH 31, 1999

REVENUES	                                          $ 5,727,345

COST OF REVENUES	                                    4,942,764
		                                                  -----------
    Gross profit	                                      784,581

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	        1,134,657
		                                                   -----------
    Operating income	                                 (350,076)
		                                                   -----------
INTEREST INCOME (EXPENSE)
    Interest income 	                                   23,236
    Interest expense	                                  (21,693)
	                                                     -----------
	                                                        1,543
		                                                    -----------
    Income before income tax expense	                  (348,533)

INCOME TAX EXPENSE	                                        (200)

   Net Income (Loss)	                                 $(348,733)
                                                     	===========

                                      EXHIBIT B

                                       HEC INC.
                       REPORT FOR JANUARY 1 - MARCH 31, 1999


                          NARRATIVE DESCRIPTION OF SERVICES


Energy Management Services

HEC provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment retrofits, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed; assistance in identifying and arranging third-party financing for project installations; training in the operation of energy efficient equipment and identification of energy efficiency opportunities; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals and other municipal facilities under utility-sponsored programs. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.

HEC consulting activities consisted primarily of design and specification of energy consuming equipment for clients including schools, hospitals and commercial facilities.